FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

March 1, 2010

Item 3.

News Release

The news release was disseminated through Canada News Wire on March 1, 2010.

Item 4.

Summary of Material Change

CanAlaska Uranium Finds New Target - Extends Drilling at Collins Bay Extension Project and Appoints Regional Manager

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, March 1st, 2010 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to report that drilling is now underway on the Fife Island target on the Collins Bay Extension Project, and that additional drilling is planned for a second, large and well-defined conductivity/gravity anomaly target located due east of the Collins Bay-Eagle Point Mine.  Operations staff has also been increased to manage the current extensive operations.

Collins Bay Extension - $0.6Mil. program, 5-7 drill holes

In July 2009, the Company acquired the Collins Bay Extension property from Bayswater Uranium Corporation (see News Release - July 15 2009).  The project is immediately adjacent to the current producing underground Eagle Point mine and the past producing open pit  mines of Collins Bay and Rabbit Lake, mined by Cameco Corporation and its predecessors.

Drill Target January 2010
"Vic Zone"
Eagle Point
Collins Bay Deposit
McClean Lake Mine
Rabbit Lake
Blue Island Target
VTEM Lines
0
1 Km
Bouguer Gravity
Low Density
Features
VTEM Lines
Legend
Uranium Deposits
Uranium Showings
Collins Bay Extension Claims
Cameco/Areva Claims
Other Mineral Dispositions
Roads
Lakes
Rivers
0
2.5
5
10
Kilometres
CanAlaska Uranium Ltd.
Collins Bay Extension
2010 Drill Program
Property Location Map
DATUM: UTM NAD 83. Zone 13
Scale: 1: 300 000
Date: Feb 25, 2010
Drawn by: TMS/AS

In September 2009, CanAlaska’s field crews mapped and sampled mineralization in the Fife Island area north of the Eagle Point mine, and along the same geological trend in preparation for the winter drill program.

CanAlaska is currently drill-testing the structurally-controlled uranium mineralization intersected in historical Minatco drill holes (1984) MWLD8 to MWLD13.  The best of these historical holes intersected 0.152 per cent U3O8 over four metres (over three pounds per ton U3O8), along an offset structure on the northern part of Fife Island, in an area designated as the Vic zone.

The drill target is at shallow depth (110 metres) and will be tested with at least five holes adjacent and below the intersection.  Additional drill holes are planned for the on-strike extension of the structural splay.

Second Target Area (Blue Island):

The new target, south-west of Blue Island was identified from the VTEM airborne geophysical survey completed in 2007.  In house inversion of the data defined two large zones (700m x 500m) of very high conductivity in basement rocks, located below conductive lake sediments, and straddling an east-west magnetic structural trend.  Detailed gravity surveys across the target in January 2010 have confirmed a large gravity low associated with each of the deeper conductive zones.

The target area defined by the VTEM and Gravity surveys is shown in Figure 1, along with images of the gravity and VTEM responses.  The Company intends to carry out a drill program comprising a minimum of three exploratory holes to depths of 400 to 500 metres to test the target zone during the next four weeks.

Winter Program Update:

CanAlaska is currently undertaking uranium exploration utilizing five drill rigs across the Athabasca Basin.  Two of these drills are operating at the West McArthur Project, a 50/50 joint venture between the Company and Mitsubishi Corporation under a budgeted Cdn$3.5 mil. programme.  A further two drills are operating at the Cree East Project, under a Cdn$3,0 mil. program fully funded by the Korean Consortium comprising of Hanwha Corporation, SK Energy Co. Ltd., Korea Resources Corporation and Korea Electric Power Corporation.  The fifth drill rig is situated on the Collins Bay project.  With the extension of drilling at Collins Bay Extension Project, further drills are being evaluated for potential exploration during the winter season at the Helmer Project., South-West of Fond du Lac.

New Regional Operations Manager

The Company is also pleased to report that Mr. Grant Nimeck P, Geophys,.,P. Geo., has been appointed Regional Operations Manager and will co-ordinate CanAlaska’s Project activities from the Company’s Saskatoon Field Office.  Mr. Nimeck has been involved with uranium exploration in Saskatchewan as a geophysicist since 1984, and has held long-term positions with AMOK (Cogema) and Cameco Corp., and most recently, with AREVA Resources.  President Peter Dasler commented “Grant has extensive knowledge of the geology and field operations in the Athabasca Basin, and has excellent skills as a geophysicist and manager for our operations.  Grant will continue his part time involvement as a principal with Living Sky Geophysics Inc., a company which CanAlaska has been using to review and evaluate its geophysical targets.  The scope and opportunities for further uranium discoveries are a driving force for the whole CanAlaska Team.”

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 1st day of March 2010.